UTEC, Inc

Take your business to the next level with UTEC

February 9, 2010

VIA EDGAR CORRESPONDENCE ONLY

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549

Re:

UTEC, INC.

Amendment No. 3 to Form 10-12G Filed November 2, 2009

Form 10-Q/A of the Fiscal Quarter Ended June 30, 2008

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10K/A for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009

Form 10-Q for the Fiscal Quarter Ended September 31, 2009

Form 10-Q/A for the Fiscal Quarter September 30, 2009

File No. 000-53241

Dear Mr. Shannon:

This letter is in response to your comment letter (the “Comment Letter”) dated January 20, 2010, with regard to the above-referenced filings of UTEC, Inc., a Nevada corporation (“UTEC” or the "Company").

In response to question 1, the Company has revised the information provided under Item 9AT in its 10-K/A for the fiscal year ended December 31, 2008, and filed a 2nd amendment thereto on February 2, 2010.

In response to question 2, the Company has revised the language under Item 4T in each of the 10Q/A reports for the fiscal quarters ended March 31, 2009, June 30, 2009, and September30, 2009.  We have filed a 2nd amendment on Form10-Q/A to each of these reports on February 2, 2010.

Finally, the Management of UTEC acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do

7230 Indian Creek Ln., Ste 201, Las Vegas, NV 89149

Tel:  +1.702-335-0356  ?  Fax:  +1.702-897-8109

Take your business to the next level with UTEC

not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so UTEC can respond with a prompt response.

Thank you in advance for your courtesies.

Sincerely,

/s/ Fortunato Villamagna

Fortunato Villamagna, CEO

7230 Indian Creek Ln., Ste 201, Las Vegas, NV 89149

Tel:  +1.702-335-0356  ?  Fax:  +1.702-897-8109